Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576



Date: 05 Oct 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.
Moriah Hoftman-Doron
Moriah Hoftman-Doron, Adv.

dlw 10/31

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*03/10/06*	*1*
2.	*Holding(s) in Company*	*03/10/06*	*2*
3.	*Re: Agreement*	*04/10/06*	*3*
4.	*Immediate Report*	*05/10/06*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Bank Hapoalim

Schedule 1

Date: 03 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully submits herewith an immediate report as follows:

On the night between Thursday, 28th September, 2006 and Friday, 29th September, 2006 at around 10:30 p.m., notice was given to the Bank by the attorney for BH Investment Associates LLC, which belongs to the core of control of the Bank (hereinafter: "BH Investment").

In the notice given by BH Investment, the Bank was advised as follows:

1. On Tuesday, 26th September, 2006 BH Investment borrowed 7,802,790 nominal value shares of the Bank, which were sold same day at a price of 1,980.

2. On Wednesday, 27th September, 2006 it borrowed 7,000,000 nominal value shares of the Bank, which were sold same day at a price of 1,970.

3. The shares were lent in order to be sold and the transactions were carried out concurrently, so that at no juncture was there any change in BH Investment's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yacov Rozen
Member of the Board of Management

Moriah Hoftman-Doron, Adv.

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 2

Transmission date: 03/10/2006
Reference: 2006-01-106774

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	122,110,286	9.69	9.69	9.59	9.59

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *122,363,286*
Change in Quantity of Securities: *-253,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 89,389,570 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: 04 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

1. Further to discussions held with the Securities Authority and further to discussions held with the attorneys of Mr. Shalom Vashdi who is the applicant in the derivative application to recognize the action which he filed against members of the Board of Directors of the Bank as a derivative action (Miscellaneous Civil Application 14810/06 in Civil Case 1834/06 before the Tel-Aviv District Court) (hereinafter: "the Derivative Application"), it was agreed on Wednesday, 4th October, 2006 at around 5:00 p.m. on a compromise agreement between the Bank and office holders of the Bank and the applicant in the Derivative Application (hereinafter: "the Compromise Agreement").

2. Under the Compromise Agreement, and due to the public aspect, Mr. Shlomo Nehama, Chairman of the Board of Directors of the Bank, will pay to the Bank the sum of about NIS 13 million and Mr. Zvi Ziv, CEO of the Bank, will also pay to the Bank the sum of about NIS 13 million. These amounts constitute the entire amount of the difference between the bonuses paid to Messrs. Nehama and Ziv by the Bank for the year 2004, and the amounts paid to them for the year 2005. Payment of these amounts will be made , as provided in the Compromise Agreement, *inter alia*, out of the amounts to which Messrs. S. Nehama and Z. Ziv will be entitled for the years 2006 – 2008 in values linked to the index.

   Additionally, the Compromise Agreement states that Messrs. S. Nehama and Z. Ziv, commencing from 2006 and onwards, waive the bonus to which they will be entitled for the sale of the provident and/or pension funds and the mutual funds owned by the Bank the sale of which was forced upon the Bank by operation of law, including the shares of the Bank in Bank Otsar HaHayal Ltd. ("the Forced Sales").

3. It is noted in the Compromise Agreement that the aforesaid sums will be repaid to the Bank by Messrs. Nehama and Ziv in view of the public aspect; notwithstanding that it was determined by the Bank, the members of the Boards of Directors of the Bank and their legal advisors that payment of the bonuses in their entirety was duly approved and that Messrs Nehama and Ziv were legally entitled to receive in full the amounts paid to them as bonuses in consideration of their achievements and the achievements of the Bank in the course of the year 2005, as was also stated in the Compromise Agreement.

4. It is noted in the Compromise Agreement that due to the public aspect, the Bank is considering the formulation of an option plan and/or an updated compensation plan effective from 2006, for Messrs. Nehama and Ziv. If and to the extent the new plan is developed, it will be submitted for approval by the competent organs of the Bank.

5. The Compromise Agreement also states that although Mr. Dan Dankner did not join the Compromise Agreement, *inter alia*, due to the fact that his compensation and bonus were approved at a special general meeting by a majority of shareholders which included at least one third of the votes of shareholders present thereat who had no personal interest in the matter and in the light of the opinions of the legal advisors, Mr. Dan Dankner was given the right until 1st March, 2007 to join the Compromise Agreement in writing, as provided therein, and to pay the Bank the sum of about NIS 7.5 million, in the same way that Messrs. S. Nehama and Z. Ziv are to reimburse the Bank.

6. The validity of the Compromise Agreement is conditional upon, *inter alia*, its approval by the competent organs of the Bank as well as its approval by the court by means of a final and conclusive judgment as part of the approval of the Derivative Application as a derivative action.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Eldad Kahana, Adv.**
Member of the Board of Management	Head of Central Legal Division

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Bank Hapoalim

Schedule 4

Date: 05 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Wednesday, 4th October, 2006 at around 06:15 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Wednesday, 4th October, 2006 BH Israel LLC borrowed 3,000,000 nominal value shares of the Bank, which were sold same day at an average price of 2,034.281.
2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yacov Rozen
Member of the Board of Management

Moriah Hoftman-Doron, Adv.